QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-155429

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee

6.375% Notes due 2012	$250,000,000	$9,825

6.875% Notes due 2014	$500,000,000	$19,650

PRICING SUPPLEMENT
(To prospectus supplement dated November 18, 2008 and
prospectus dated November 18, 2008)

Medium-Term Notes, Series A
$250,000,000 6.375% Notes due 2012
$500,000,000 6.875% Notes due 2014

        We are offering an aggregate of $250,000,000 of our 6.375% Notes due 2012, which we refer to as the "notes due 2012," and an aggregate of $500,000,000 of our 6.875% Notes due 2014, which we refer to as the "notes due 2014." We refer to the notes due 2012 and the notes due 2014 collectively as the "notes." Interest on the notes is payable on February 15 and August 15 of each year, beginning on August 15, 2009. Interest on the notes will accrue from February 13, 2009.

        The notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series A" as more fully described in the accompanying prospectus supplement and prospectus.

        The notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness from time to time outstanding. The notes will be issued only in registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

        We may redeem the notes in whole or in part at any time at the applicable redemption price set forth under "Description of the Notes—Optional Redemption."

        The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

        Investing in the notes involves risks. See "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement and page 3 of the accompanying prospectus.

	Notes due 2012		Notes due 2014
	Per Note	Total	Per Note	Total
Public offering price(1)	99.892%	$249,730,000	99.974%	$499,870,000
Underwriting discount	0.40%	$1,000,000	0.50%	$2,500,000
Proceeds, before expenses, to PACCAR Inc	99.492%	$248,730,000	99.474%	$497,370,000

(1)
Plus interest, if any, from February 13, 2009 to the date of delivery.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the notes in book-entry form only through The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, Luxembourg, on or about February 13, 2009.

Joint Book-Running Managers

Banc of America Securities LLC	Barclays Capital	Citi
Co-Managers
ANZ Securities	BNP PARIBAS	HSBC

Mitsubishi UFJ Securities	RBC Capital Markets

The date of this pricing supplement is February 10, 2009.

 TABLE OF CONTENTS

Pricing Supplement

Prospectus Supplement

Prospectus

        Unless otherwise stated or the context otherwise requires, references in this pricing supplement to "PACCAR", "we", "us" and "our" are to PACCAR Inc and its consolidated subsidiaries.

        You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus is accurate only as of the respective dates on the front cover of the applicable document.

 EXPLANATORY NOTE

        This document is in three parts. The first is this pricing supplement, which contains the terms of this offering of notes. The second part is the accompanying prospectus supplement, which provides more information with respect to the notes. The third part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of notes. This pricing supplement, and the information incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus, may add, update or change information in the accompanying prospectus supplement and prospectus. If information in this pricing supplement, or the information incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus, is inconsistent with the accompanying prospectus supplement and prospectus, this pricing supplement or the information incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus will apply and will supersede that information in the accompanying prospectus supplement and prospectus. Generally, when we refer to the prospectus, we are referring collectively to this pricing supplement and the accompanying prospectus supplement and prospectus.

        The Securities and Exchange Commission ("SEC") allows us to "incorporate by reference" information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this pricing supplement, and information that we file later with the SEC will automatically update and supersede the previously filed information. Please see "Where You Can Find More Information" and "Incorporation of Information We File With the SEC" in the accompanying prospectus for information on the documents incorporated by reference into this pricing supplement.

FORWARD LOOKING STATEMENTS

        Certain information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: a significant decline in industry sales; competitive pressures; reduced market share; reduced availability of or higher prices for fuel; increased safety, emissions, or other regulations resulting in higher costs and/or sales restrictions; currency or commodity price fluctuations; lower used truck prices; insufficient or under-utilization of manufacturing capacity; supplier interruptions; insufficient liquidity in the capital markets; insufficient supplier capacity or access to raw materials; labor disruptions; shortages of commercial truck drivers; increased warranty costs or litigation; and legislative and governmental regulations.

 PACCAR INC

        PACCAR has two principal industry segments, (1) design, manufacture and distribution of light-, medium- and heavy-duty trucks and related aftermarket distribution of parts and (2) finance and leasing services provided to customers and dealers. PACCAR's finance and leasing activities are principally related to PACCAR products and associated equipment. Other manufactured products include industrial winches.

  Commercial Vehicles

        PACCAR and its subsidiaries design and manufacture high quality Class 8 heavy-duty commercial vehicles sold around the world under the Kenworth, Peterbilt and DAF nameplates. These vehicles, which are built in four plants in the United States, three in Europe and one each in Australia, Canada and Mexico, are used world-wide for over-the-road and off-highway hauling of general freight, bulk liquids, construction and other materials. We compete in the North American Class 5-7 market with medium-duty models assembled in North America and sold under the Peterbilt and Kenworth nameplates. We also manufacture Class 4-7 trucks in the United Kingdom for sale throughout Europe, the Middle East, Australia and Africa under the DAF nameplate. PACCAR International, a U.S. division, markets all three nameplates outside each of their primary markets. Commercial trucks and related replacement parts comprise the largest segment of our business accounting for approximately 91.9% of total net sales and revenues for the first nine months of 2008. Substantially all trucks and related parts are sold to independent dealers.

        Our trucks are custom-built products and have a reputation for the highest quality in the industry. A significant portion of our trucks' major components, such as engines, transmissions and axles, as well as a substantial percentage of other components, are purchased from component manufacturers pursuant to our and customer design requirements. DAF, which is more vertically integrated, manufactures its own PACCAR engines and axles and a higher percentage of other components for its vehicle ranges.

        The Peterbilt, Kenworth, and DAF nameplates are recognized internationally as high quality products with leading resale value in the industry. We engage in a continuous program of trademark and trade name protection in all marketing areas of the world.

        Replacement truck parts are sold and delivered to our independent dealers through our parts distribution network. Parts are both manufactured by us and purchased from various suppliers. Replacement parts inventory levels are determined largely by anticipated customer demand and the need for timely delivery.

  Financial Services

        In North America, Australia and 16 European countries, PACCAR provides financing and leasing arrangements, principally for our manufactured trucks, through wholly owned finance companies operating under the PACCAR Financial trade name. They provide inventory financing for our independent dealers selling our products, and retail and lease financing for new and used trucks and other transportation equipment sold principally by our independent dealers. Receivables are secured by the products financed or leased. We also offer full service leasing operations through wholly owned subsidiaries in North America and Germany under the PacLease trade name. Peterbilt and Kenworth dealers in the United States and Canada are franchised to provide full service leasing. We provide our franchisees equipment financing and administrative support. We also operate full service lease outlets on our own behalf.

        Our principal executive offices are located at 777 - 106th Avenue N.E., Bellevue, Washington 98004; our telephone number is (425) 468-7400.

        If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in the accompanying prospectus.

  Recent Developments

        On January 30, 2009, PACCAR announced its fourth quarter 2008 preliminary financial results. For the fourth quarter of 2008, we reported net income of $113.1 million ($.31 per diluted share), compared with net income of $261.1 million ($.71 per diluted share) in the fourth quarter of 2007.

        For the fiscal year 2008, we reported net income of $1.02 billion ($2.78 per diluted share), compared with net income of $1.23 billion ($3.29 per diluted share) earned in 2007.

        Net sales and financial service revenues for the fourth quarter of 2008 were $2.92 billion compared to $3.76 billion in the fourth quarter of 2007. For the full-year 2008, consolidated net sales and financial service revenues were $14.97 billion compared to $15.22 billion in 2007.

        Cash flows from operating activities were $1.30 billion in 2008 compared with $2.06 billion in 2007. Cash flows used in investing activities were $251.9 million in 2008 compared to $1.30 billion in 2007. Cash flows used in financing activities were $868.1 million in 2008 compared to $838.5 million in 2007. Cash flows from operations were $345.4 million in the fourth quarter of 2008 compared to $596.2 in the fourth quarter of 2007.

        At December 31, 2008, the balance sheet reflected total assets of $16.25 billion ($17.31 billion at December 31, 2007), truck and other long-term debt of $19.3 million ($23.6 million at December 31, 2007), financial services liabilities of $8.45 billion ($8.69 billion at December 31, 2007) and stockholders' equity of $4.85 billion ($5.01 billion at December 31, 2007).

        The global recession has affected our business in North America and Europe. Our fourth quarter 2008 financial results were negatively impacted by reduced gross margins, lower build rates and temporary plant shutdowns.

        The recession is currently forecast to dampen global demand for heavy-duty trucks for 2009. Continued weakness in economic conditions in the principal markets in which we operate is likely to negatively impact our future results of operations. In addition, Financial Services segment results are principally dependent on the generation of loans and leases, the related spread between the yields on loans and leases and borrowing costs and the level of credit losses. A reduction in average earning assets is expected as lower PACCAR truck sales will likely result in lower new finance business volume in 2009.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth summary financial information that we derived from our audited consolidated financial statements for each of the three years in the period ended December 31, 2007 and from our unaudited consolidated financial statements for the nine months ended September 30, 2008. The unaudited financial statements include all adjustments (consisting of normal recurring accruals) which we consider necessary for a fair presentation. Operating results for the nine months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2008.

	Nine Months Ended September 30,		Fiscal Years Ended December 31,
(Millions Except Per Share Amounts)	2008	2007	2007	2006	2005
Income Statement Data
TRUCK AND OTHER:
Net sales and revenues	$11,085.1	$10,598.4	$14,030.4	$15,503.3	$13,298.4
Cost of sales and revenues	9,395.0	8,978.4	11,917.3	13,036.6	11,222.7
Research and development	261.7	163.4	255.5	163.1	117.8
Selling, general and administrative	372.9	363.0	491.4	457.3	429.9
Interest and other (income) expense, net	(1.7)	(21.6)	(18.6)	(0.3)	11.2

	10,027.9	9,483.2	12,645.6	13,656.7	11,781.6

Truck and Other Income Before Income Taxes	1,057.2	1,115.2	1,384.8	1,846.6	1,516.8
FINANCIAL SERVICES:
Revenues	970.7	864.0	1,191.3	950.8	759.0
Interest and other	636.2	548.1	755.3	573.7	433.8
Selling, general and administrative	87.0	81.9	110.9	95.9	84.9
Provision for losses on receivables	76.0	26.1	41.0	33.8	40.4

	799.2	656.1	907.2	703.4	559.1

Financial Services Income Before Income Taxes	171.5	207.9	284.1	247.4	199.9
Investment income	69.5	69.8	95.4	81.3	56.9

Total Income Before Income Taxes	1,298.2	1,392.9	1,764.3	2,175.3	1,773.6
Income taxes	393.4	426.7	537.0	679.3	640.4

Net Income	$904.8	$966.2	$1,227.3	$1,496.0	$1,133.2

Net Income Per Share:
Basic	$2.48	$2.60	$3.31	$3.99	$2.93
Diluted	$2.47	$2.58	$3.29	$3.97	$2.92
Balance Sheet Data
Total assets—Truck and Other	$6,518.0	$6,310.2	$6,517.9	$6,296.2	$5,359.5
Total assets—Financial Services	10,713.8	10,704.6	10,710.3	9,811.2	8,355.9
Total debt—Truck and Other	22.1	24.0	23.6	20.2	20.2
Total debt—Financial Services	7,584.5	7,699.6	7,852.2	7,259.8	6,226.1
Total stockholders' equity	5,339.3	5,195.8	5,013.1	4,456.2	3,901.1
Other Key Financial Measures
Depreciation and amortization—property, plant and equipment	$169.9	$142.2	$196.4	$163.4	$133.3
Capital expenditures—property, plant and equipment	352.3	218.1	425.7	312.0	300.4

 RATIO OF EARNINGS TO FIXED CHARGES

        Our consolidated ratio of earnings to fixed charges for each of the periods indicated are as follows:

	Nine Months Ended September 30,	Years Ended December 31,
	2008	2007	2006	2005	2004	2003
Ratio of Earnings to Fixed Charges(1)	5.15x	5.36x	7.78x	9.62x	10.20x	6.37x

(1)
We have computed the ratio of earnings to fixed charges by dividing pre-tax income from continuing operations, plus fixed charges, by fixed charges. Fixed charges consist of interest costs, whether expensed or capitalized and the interest component of rental expense. The percent of rent included in the calculations is a reasonable approximation of the interest factor.

USE OF PROCEEDS

        The net proceeds of this offering, after deducting underwriting discounts and commissions but before offering expenses, are estimated to be approximately $746,100,000. We intend to lend the net proceeds to our financial services subsidiaries to reduce their commercial paper borrowings and for other general corporate purposes. On December 31, 2008, PACCAR's financial service subsidiaries had $3,333 million outstanding of commercial paper. This commercial paper bore discount interest at rates ranging from 0.14% to 11.75% per annum and had a weighted average discount interest rate of 3.16%.

CAPITALIZATION

        The following table sets forth our consolidated capitalization at September 30, 2008 on a historical basis and as adjusted to give effect to the application of the net proceeds of this offering as described under "Use of Proceeds." The information set forth below should be read in conjunction with the consolidated financial information as of and for the nine months ended September 30, 2008, presented under "Selected Consolidated Financial Data" and our unaudited consolidated financial statements and the related notes contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the SEC and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus.

	As of September 30, 2008
	Actual	As Adjusted
	(in millions) (Unaudited)
Truck and other:
Long-term debt	$22	$22

Financial Services:
Commercial paper and bank loans	3,532	2,786
Term debt	4,052	4,802

Total financial services	$7,584	$7,588

Stockholders' equity:
Common stock, $1 par value: Authorized 1.2 billion shares, 363.1 million shares issues	363	363
Additional paid-in capital	43	43
Retained earnings	4,713	4,713
Treasury stock—at cost-0.41 million shares	(17)	(17)
Accumulated other comprehensive income	237	237

Total stockholders' equity	$5,339	$5,339

Total capitalization	$12,945	$12,949

 DESCRIPTION OF THE NOTES

        Each of the 6.375% Notes due 2012 (the "notes due 2012") and the 6.875% Notes due 2014 (the "notes due 2014" and, together with the notes due 2012, the "notes") are part of a series of senior debt securities entitled "Medium-Term Notes, Series A" as more fully described in the accompanying prospectus supplement and prospectus. The information in this pricing supplement supplements, and to the extent inconsistent with, replaces, the information set forth in the accompanying prospectus supplement and prospectus. You should review this description together with the description of our Medium-Term Notes, Series A included in the accompanying prospectus supplement and the general description of the senior debt securities that we may offer from time to time, of which the Medium-Term Notes, Series A is a series, included in the accompanying prospectus.

        As used in this "Description of the Notes," the terms "PACCAR", "we", "us" and "our" and other similar references refer only to PACCAR Inc and not to any of its subsidiaries.

General

        The notes due 2012 will be initially limited to $250,000,000 aggregate principal amount and will mature and become due and payable, together with any accrued and unpaid interest thereon, on February 15, 2012. The notes due 2014 will be initially limited to $500,000,000 aggregate principal amount and will mature and become due and payable, together with any accrued and unpaid interest thereon, on February 15, 2014.

        We may from time to time, without the consent of the holders of the notes, issue additional notes of either issue having the same ranking and the same interest rate, maturity and other terms as the notes of the applicable issue. Any additional notes and the notes of such issue will generally constitute a single issue of our Medium-Term Notes, Series A.

        The notes of each issue will bear interest from February 13, 2009 at the annual rate noted on the cover page of this pricing supplement. Interest will be payable semiannually on February 15 and August 15 of each year, beginning August 15, 2009. Interest on the notes will be paid to holders of record at the close of business on the February 1 or August 1, whether or not a business day, immediately before the applicable interest payment date. The amount of interest payable on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

        The notes will be issued only in fully registered form, without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

        If any interest payment date or the maturity date of the notes is not a business day, then the related payment of interest and/or principal payable on such date will be paid on the next succeeding business day with the same force and effect as if made on such interest payment date or maturity date and no further interest will accrue in respect of the delay. The term "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

        The indenture governing the notes contains covenants that, among other things, will limit our ability and the ability of our subsidiaries to create certain liens and to enter into certain sale and leaseback transactions. These covenants are subject to important exceptions and qualifications. For a more detailed description of these covenants and the related exceptions and qualifications, see "Description of Securities—Provisions of the Indenture—Limitation on Liens" and "—Limitation on Sale Leaseback Transactions" in the accompanying prospectus.

Ranking

        The notes will be our senior unsecured obligations and will rank equally with our other existing and future senior unsecured obligations.

        The notes will be effectively subordinated to any secured obligations of ours to the extent of the value of the assets securing such obligations. The indenture limits the amount of secured indebtedness that we or our subsidiaries may incur pursuant to the covenant described under the heading "Description of Securities—Provisions of the Indenture—Limitation on Liens" in the accompanying prospectus. This covenant is subject to important exceptions described under such heading. As of December 31, 2008, we had no secured debt outstanding.

        Our subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on the notes. As a holder of equity interests in our direct and indirect subsidiaries, our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization will be subordinated to the claims of creditors of our subsidiaries, including trade creditors. As a result, holders of the notes will have a junior position to the claims of creditors of our direct and indirect subsidiaries on the assets and earnings of such subsidiaries. The indenture does not limit the amount of debt that our subsidiaries are permitted to incur. As of December 31, 2008, our subsidiaries had approximately $7.485 billion of debt outstanding.

Optional Redemption

        At any time and from time to time, the notes of each issue are redeemable, as a whole or in part, at our option, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the notes of the applicable issue, at a redemption price equal to the greater of:

  •
  100% of principal amount of the notes to be redeemed, or

  •
  the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the date of redemption) discounted to the date of redemption on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as defined below) plus 50 basis points, plus, in either case, accrued and unpaid interest to, but not including, the date of redemption.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

        "Reference Treasury Dealer" means each of Banc of America Securities LLC, Barclays Capital Inc. and Citigroup Global Markets Inc. or their respective affiliates which are primary U.S. Government securities dealers in The City of New York and their respective successors plus two other primary U.S. Government securities dealers in The City of New York selected by us; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealers at 3:30 p.m. New York time on the third business day preceding such redemption date.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        On and after the redemption date for the notes of an issue, interest will cease to accrue on the notes of that issue or any portion thereof called for redemption, unless we default in the payment of the redemption price. On or before the redemption date for the notes of that issue, we will deposit with a paying agent, or the trustee, funds sufficient to pay the redemption price of and accrued and unpaid interest on such notes to be redeemed on such date. If less than all of the notes of an issue are to be redeemed, the notes of that issue to be redeemed will be selected by the trustee by such method as the trustee deems fair and appropriate.

Change of Control

        If a Change of Control Triggering Event occurs with respect to the notes of an issue, unless we have exercised our option to redeem the notes of such issue as described above, we will be required to make an offer (the "Change of Control Offer") to each holder of the notes of such issue to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder's notes of such issue on the terms set forth in such notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to but not including the date of repurchase (the "Change of Control Payment"). With respect to the notes of an issue, within 30 days following any Change of Control Triggering Event or, at our option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, a notice will be mailed to holders of the notes of such issue describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase the notes of such issue on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed or, if the notice is mailed prior to the Change of Control, no earlier than 30 days and no later than 60 days from the date on which the Change of Control Triggering Event occurs (the "Change of Control Payment Date"). The notice will, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date.

        On the Change of Control Payment Date, we will, to the extent lawful:

  •
  accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

  •
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

  •
  deliver or cause to be delivered to the paying agent on behalf of the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

        We will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party repurchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the indenture, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

        We will comply in all material respects with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

        For purposes of the Change of Control Offer provisions of the notes, the following terms will be applicable:

        "Change of Control" means the occurrence of any of the following: (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as that term is used in Section 13(d) of the Exchange Act) (other than us or one of our majority-owned subsidiaries) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our voting stock or other voting stock into which our voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of our assets and the assets of our majority-owned subsidiaries, taken as a whole, to one or more "persons" (as that term is used in Section 13(d) of the Exchange Act) (other than to us or one of our subsidiaries); (3) we consolidate with, or merge with or into, any "person" (as that term is used in Section 13(d) of the Exchange Act) or any such person consolidates with, or merges with or into, us, in either case, pursuant to a transaction in which any of our outstanding voting stock or the voting stock of such other person is converted into or exchanged for cash, securities or other property, other than pursuant to a transaction in which shares of our voting stock outstanding immediately prior to the transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person immediately after giving effect to such transaction; (4) the adoption of a plan relating to our liquidation or dissolution; or (5) the first day on which a majority of the members of our board of directors are not Continuing Directors.

        "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Event.

        "Continuing Director" means, as of any date of determination, any member of our board of directors who (1) was a member of such board of directors on the date the notes were issued, (2) was nominated for election to such board of directors with the approval of a committee of the board of directors consisting of a majority of independent Continuing Directors or (3) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any additional rating agency or Rating Agencies selected by us.

        "Moody's" means Moody's Investors Service, Inc., or any successor thereto.

        "Rating Agencies" means (1) each of Moody's and S&P and (2) if any of Moody's and S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a "nationally recognized statistical rating organization" within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of our board of directors) and which is reasonably acceptable to the trustee as a replacement agency for Moody's or S&P, or both of them, as the case may be.

        "Rating Event" means (A) with respect to the notes due 2012, the rating on the notes due 2012 is lowered by each of the Rating Agencies and the notes due 2012 are rated below an Investment Grade Rating by each of the Rating Agencies, and (B) with respect to the notes due 2014, the rating on the notes due 2014 is lowered by each of the Rating Agencies and the notes due 2014 are rated below an Investment Grade Rating by each of the Rating Agencies, in either case, on any day during the period commencing on the earlier of the date of the first public notice of the occurrence of a Change of Control or our intention to effect a Change of Control and ending 60 days following consummation of such Change of Control (which period will be extended so long as the rating of the notes of the applicable issue is under publicly announced consideration for a possible downgrade by any of the Rating Agencies).

        "S&P" means Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. or any successor thereto.

        "voting stock" means, with respect to any specified "person" (as that term is used in Section 13(d) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Sinking Fund

        The notes will not be entitled to the benefit of any sinking fund.

Book-Entry, Delivery and Form

        It is expected that delivery of the notes will be made through the book-entry facilities of The Depository Trust Company ("DTC") and its direct and indirect participants, including Clearstream Banking, société anonyme, Luxembourg ("Clearstream Luxembourg") and Euroclear Bank, S.A./N.V. ("Euroclear"). The following discussion provides certain information relating to book-entry notes held through Clearstream Luxembourg and Euroclear as indirect participants in DTC. For more information concerning notes held in book-entry form, see "Description of the Notes—Book Entry Notes" in the accompanying prospectus supplement.

        Clearstream Luxembourg.    Clearstream Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations ("Clearstream Luxembourg Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides Clearstream Luxembourg Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant either directly or indirectly.

        Distributions with respect to notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures to the extent received by the U.S. depositary for Clearstream Luxembourg.

        Euroclear.    Euroclear was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash.

Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

        The Euroclear Operator is regulated and examined by the Belgian Banking Commission. Distributions of principal and interest with respect to notes held through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by such system's depositary.

        Links have been established among DTC, Clearstream Luxembourg and Euroclear to facilitate the initial issuance of the notes and cross-market transfers of the notes associated with secondary market trading. DTC will be linked indirectly to Clearstream Luxembourg and Euroclear through the DTC accounts of their respective U.S. depositaries.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures. Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream Luxembourg, as the case may be, by its respective depositary. However, those cross-market transactions will require delivery of instructions to Euroclear or Clearstream Luxembourg, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear Participants and Clearstream Luxembourg Participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Luxembourg.

        Although we understand that DTC, Euroclear and Clearstream Luxembourg have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream Luxembourg, they are under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. Neither we nor the paying agent nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream Luxembourg) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream Luxembourg as a result of sales of interests in a global note by or through a Euroclear or Clearstream Luxembourg participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Luxembourg cash account only as of the business day for Euroclear or Clearstream Luxembourg following DTC's settlement date.

 UNDERWRITING

        We intend to offer the notes through the underwriters for whom Banc of America Securities LLC, Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as representatives. Subject to the terms and conditions contained in a terms agreement, dated February 10, 2009, between us and the underwriters, which supplements the distribution agreement, dated November 18, 2008, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount of Notes due 2012	Principal Amount of Notes due 2014
Banc of America Securities LLC	$75,000,000	$150,000,000
Barclays Capital Inc.	75,000,000	150,000,000
Citigroup Global Markets Inc.	75,000,000	150,000,000
ANZ Securities, Inc.	5,000,000	10,000,000
BNP Paribas Securities Corp.	5,000,000	10,000,000
HSBC Securities (USA) Inc.	5,000,000	10,000,000
Mitsubishi UFJ Securities International plc	5,000,000	10,000,000
RBC Capital Markets Corporation	5,000,000	10,000,000

Total	$250,000,000	$500,000,000

        The underwriters have agreed to purchase all of the notes sold pursuant to the distribution agreement and the related terms agreement if any of these notes are purchased. If an underwriter defaults, under certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the distribution agreement as it relates to the notes and the related terms agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the distribution agreement and the related terms agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

Commissions and Discounts

        The underwriters propose to offer the notes directly to the public at the public offering prices set forth on the cover page of this pricing supplement and may offer the notes to dealers at the public offering prices less a concession not to exceed 0.240% of the principal amount of the notes with respect to the notes due 2012 and 0.300% of the principal amount of the notes with respect to the notes due 2014. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.125% of the principal amount of the notes on sales to other dealers with respect to the notes due 2012 and 0.250% of the principal amount of the notes with respect to the notes due 2014. After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions.

        The expenses of the offering, not including the underwriting discounts, are estimated to be approximately $1.67 million and are payable by us.

New Issues of Notes

        Each issue of the notes is a new issue of securities with no established trading market. We do not intend to apply for listing of the notes of either issue on any national securities exchange or for quotation of the notes of either issue on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading markets for the notes or that active public markets for the notes will develop. If active public trading markets for the notes do not develop, the market prices and liquidity of the notes may be adversely affected.

Selling Restrictions

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

          (a)   to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

          (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

          (c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

          (d)   in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the "Prospectus Directive" in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act ("FSMA")) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Price Stabilization and Short Positions

        In connection with the offering, the underwriters are permitted to engage in certain transactions that stabilize the market price of the notes. Such transactions may consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this pricing supplement, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

VALIDITY OF THE NOTES

        The validity of the notes will be passed upon for PACCAR by Bruce N. Holliday, Assistant General Counsel of PACCAR Inc. Certain other legal matters have been passed upon for PACCAR by Perkins Coie LLP, and for the underwriters by Sidley Austin LLP, New York, New York.

Medium-Term Notes, Series A
$250,000,000 6.375% Notes due 2012
$500,000,000 6.875% Notes due 2014

PRICING SUPPLEMENT

Joint Book-Running Managers

Banc of America Securities LLC	Barclays Capital	Citi

Co-Managers
ANZ Securities	BNP PARIBAS	HSBC

Mitsubishi UFJ Securities	RBC Capital Markets

February 10, 2009

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTE
FORWARD LOOKING STATEMENTS
PACCAR INC
SELECTED CONSOLIDATED FINANCIAL DATA
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF THE NOTES
UNDERWRITING
VALIDITY OF THE NOTES